December 12, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

       Re: China Xiangtai Food Co., Ltd.
           Post-Effective Amendment No. 1 to
           Registration Statement on Form F-1
           Filed November 20, 2018
           File No. 333-226990

Dear Ms. Dai:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment of Form F-1 filed November 20, 2018

General

1. It appears that this post-effective amendment was filed to update the financial information in your Form F-1, which last contained audited financial statements for the fiscal year ended June 30, 2017. As a continuous offering, Item 8.A. of Form 20-F requires the audited financial statements to not be more than 15 months old. Thus continuous offerings must be suspended during periods when the financial statements are not current.
       Please tell us whether you engaged in the offer or sale of your securities between October
 Zeshu Dai
China Xiangtai Food Co., Ltd.
December 12, 2018
Page 2
         1, 2018 and the present, during which time the financial statements in the prospectus were not current.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Stickel at 202-551-3324 or John Dana Brown at
202-551-
3859 with any questions.



FirstName LastNameZeshu Dai                                   Sincerely,
Comapany NameChina Xiangtai Food Co., Ltd.
                                                              Division of
Corporation Finance
December 12, 2018 Page 2                                      Office of
Transportation and Leisure
FirstName LastName